The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600



07026322

August 27, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.



SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Corrections of BIS Capital Ratio Related Information For the FY2006 ended March 31, 2007 and 1st Quarter of FY2007

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Matsuura, Toru
Title: Controller

On behalf of:
1) General Manager
2) Sumitomo Trust and Banking co. Ltd
3) Financial Management Department

August 27, 2007

The Sumitomo Trust & Banking Co., Ltd.

Corrections of BIS Capital Ratio Related Information
For the FY2006 ended March 31, 2007 and 1st Quarter of FY2007

The Sumitomo Trust & Banking Co., Ltd. made following corrections of the information with regards to BIS Capital Ratio for the FY2006 ended March 31, 2007 and 1st Quarter of FY2007. Main corrections are summarized below. Please see appendix for details.

< Summary / Consolidated>

(Billions of Yen)

	Before Correction		After Correction	
	June 30, 2007	March 31, 2007	June 30, 2007	March 31, 2007
BIS capital ratio	11.28%	11.40%	11.28%	11.41%
(Tier I ratio)	6.30%	6.46%	6.30%	6.46%
Total capital	1,837.2	1,809.3	1,838.4	1,810.4
(Tier I)	1,026.9	1,025.8	1,027.5	1,026.3
Total risk adjusted assets	16,285.2	15,860.5	16,296.3	15,864.4
Required capital	1,302.8	1,268.8	1,303.7	1,269.1

< Summary / Non-consolidated>

(Billions of Yen)

	Before Correction		After Correction	
	June 30, 2007	March 31, 2007	June 30, 2007	March 31, 2007
BIS capital ratio	12.35%	12.30%	12.35%	12.30%
(Tier I ratio)	6.96%	6.98%	6.96%	6.98%
Total capital	1,918.4	1,871.8	1,919.6	1,872.9
(Tier I)	1,081.8	1,062.8	1,082.4	1,063.3
Total risk adjusted assets	15,532.8	15,214.9	15,543.9	15,218.8
Required capital	1,242.6	1,217.1	1,243.5	1,217.5



(appendix)

Details for the Corrections

<Financial Results for Fiscal Year 2006>

Page 1

	Before Correction	After Correction
	March 31, 2007	March 31, 2007
Consolidated BIS Capital Adequacy Ratio(*2)	11.40%	11.41%

<Explanatory Material FY2006>

Page 7

(6) Cross shareholdings

1) Cross shareholdings (Market price available)

(Billions of Yen)

Consolidated	Before Correction	After Correction
	March 31, 2007	March 31, 2007
Tier I (B) (*)	1,025.8	1,026.3

Page 9

(2) BIS capital ratio (Preliminary)

(Millions of Yen)

Consolidated (New standard)	Before Correction	After Correction
	March 31, 2007	March 31, 2007
Total capital	1,809,321	1,810,405
Tier I	1,025,848	1,026,390
50% of the total Expected Loss amount in excess of total eligible provisions (Deduction)	21,419	20,877
Deduction (double gearing)	121,183	120,640
Total risk adjusted assets	15,860,564	15,864,462
Risk-weighted assets for credit risk	15,036,218	15,040,115
BIS capital ratio	11.40%	11.41%

(3) Monitoring the interest rate risk of the banking account (Outlier ratio)

(Billions of Yen)

Consolidated	Before Correction	After Correction
	March 31, 2007	March 31, 2007
Tier I + Tier II (B)	1,930.5	1,931.0

Page 18

(4) Deferred tax assets

1) Major factors for deferred tax assets and deferred tax liabilities

(Billions of Yen)

Consolidated	Before Correction	After Correction
	March 31, 2007	March 31, 2007
Tier 1 (*2)	1,025.8	1,026.3

(Billions of Yen)

Non-consolidated	Before Correction	After Correction
	March 31, 2007	March 31, 2007
Tier 1 (*2)	1,062.8	1,063.3

<Additional Information FY2006>

Page 8

8. Risk-weighted assets for credit risk

(Billions of Yen)

Consolidated	Before Correction	After Correction
	March 31, 2007	March 31, 2007
Internal Ratings-Based (Exposure)	18,232.3	18,238.1
Internal Ratings-Based (Risk-weighted asset)	12,020.4	12,024.3
Internal Ratings-Based (Expected Loss)	159.6	158.6
Corporate, etc. (Exposure)	14,397.7	14,403.5
Corporate, etc. (Risk-weighted asset)	7,987.2	7,991.1
Corporate, etc. (Expected Loss)	142.0	140.9
Corporate (Exposure)	10,142.0	10,147.8
Corporate (Risk-weighted asset)	7,395.3	7,399.2
Corporate (Expected Loss)	140.7	139.6
Total Credit Risk (Exposure)	23,381.5	23,387.3
Total Credit Risk (Risk-weighted asset)	15,036.2	15,040.1
Total Credit Risk (Expected Loss)	159.6	158.6

<Explanatory Material 1st Quarter of FY2007>

Page 3

3. BIS capital adequacy ratio

(Billions of Yen)

Consolidated	Before Correction		After Correction	
	June 30, 2007	March 31, 2007	June 30, 2007	March 31, 2007
BIS capital adequacy ratio	11.28%	11.40%	11.28%	11.41%
Total capital	1,837.2	1,809.3	1,838.4	1,810.4
Tier I	1,026.9	1,025.8	1,027.5	1,026.3
Total risk adjusted assets	16,285.2	15,860.5	16,296.3	15,864.4
Required capital (*)	1,302.8	1,268.8	1,303.7	1,269.1

(Billions of Yen)

Non-consolidated	Before Correction		After Correction	
	June 30, 2007	March 31, 2007	June 30, 2007	March 31, 2007
Total capital	1,918.4	1,871.8	1,919.6	1,872.9
Tier I	1,081.8	1,062.8	1,082.4	1,063.3
Total risk adjusted assets	15,532.8	15,214.9	15,543.9	15,218.8
Required capital (*)	1,242.6	1,217.1	1,243.5	1,217.5

<IR Presentation Material FY2006/ May 2007 for full FY 2006 Presentation Material>

Page 11

<Outlier ratio/ interest rate risk (*) per major currency >

(Billions of Yen)

Consolidated	Before Correction	After Correction
	March 31, 2007	March 31, 2007
Tier I + Tier II	1,930.5	1,931.0

Page 12

<March 2007: New standard v.s. Former standard>

(Billions of Yen)

	Before Correction	After Correction
	March 31, 2007	March 31, 2007
Total risk adjusted assets		
(Bar chart)		
Total risk adjusted assets /Mar. 2007 (New)	15,860.5	15,864.4
(Table)		
Credit risk	-958.5	-954.6
Total	-293.1	-289.2
Total BIS capital and capital ratios		
(Bar chart)		
BIS capital ratio	11.40%	11.41%
(Table)		
Tier I (1)	-21.4	-20.8
(EL-Eligible provisions) x 50%	-21.4	-20.8
Deduction (3)	63.3	62.7
(EL-Eligible provisions) x 50%	21.4	20.8
Total capital (1)+(2)-(3)	-157.3	-156.2

<Financial Data Archive on Our Web Site/ Major account balances >

BIS Capital Adequacy Ratio

(Millions of Yen)

Consolidated (New standard)	Before Correction	After Correction
	March 31, 2007	March 31, 2007
Total Qualifying Capital	1,809,321	1,810,405
Tier I	1,025,848	1,026,390

Deductive Items (-)	121,183	120,640
Total Risk-Adjusted Assets	15,860,564	15,864,462
BIS Capital Adequacy Ratio	11.40%	11.41%

END